U. S. Securities and Exchange Commission
                         Washington, D. C. 20549


                                  FORM 4

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



Filed  pursuant to Section 16(a) of the Securities Exchange  Act  of  1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.



1.   Name and Address of Reporting Person
          Masterson, Richard E.
          407 N. Big Spring Street
          Midland, TX  79701

2.   Issuer Name and Ticker or Trading Symbol
          Southwest Oil & Gas Income Fund VIII-A, L.P.

3.   IRS or Social Security Number of Reporting Person
          ###-##-####

4.   Statement for Month/Year
          September 1997

5.   If Amendment, Date of Original
          N/A

6.   Relationship of Reporting Person to Issuer
                Southwest  Royalties, Inc. as Managing General Partner,  of
          which   reporting  person  is  Vice-President,  Exploration   and
          Acquisitions.

                                 TABLE I


1.   Title of Security
          Limited partnership interest



                                                Units
 Date     Code    Units   Acquired    Price     Owned   Ownership    Nature
 ----     ----    -----   --------    -----     -----   ---------    ------
09-19-97    P     50.00       A      $244.53    987.00      I           *
09-24-97    P     60.00       A      $241.99  1,047.00      I           *


* Southwest Royalties, Inc. as Managing General Partner, of which reporting person is Vice-President, Exploration and Acquisitions.



Date: October 3, 1997                     /s/ Richard E. Masterson
                                          ----------------------------
                                         Richard   E.   Masterson,    Vice-
                                          President,    Exploration     and
                                          Acquisitions     of     Southwest
                                          Royalties,   Inc.  the   Managing
                                          General Partner